Exhibit 12.2
Consolidated Edison Company of New York, Inc.
Ratio of Earnings to Fixed Charges
(Millions of Dollars)

	For the Nine Months Ended September 30, 2016	For the Twelve Months Ended December 31, 2015	For the Nine Months Ended September 30, 2015
Earnings
Net Income	$859	$1,084	$935
Preferred Stock Dividend	—	—	—
(Income)/Loss from Equity Investees	—	—	—
Minority Interest Loss	—	—	—
Income Tax	491	574	515
Pre-Tax Income	$1,350	$1,658	$1,450
Add: Fixed Charges*	474	629	469
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$1,824	$2,287	$1,919
* Fixed Charges
Interest on Long-term Debt	$430	$553	$413
Amortization of Debt Discount, Premium and Expense	10	14	10
Interest Capitalized	—	—	—
Other Interest	14	19	14
Interest Component of Rentals	20	43	32
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$474	$629	$469
Ratio of Earnings to Fixed Charges	3.8	3.6	4.1